Exhibit 99.1

OMERS Infrastructure Purchases 19.4% Stake in Azure Power Global Ltd

New Delhi, August 6, 2021: On August 5, 2021, OMERS Infrastructure Asia Holdings Pte. Ltd. (“OMERS Infrastructure Asia”) acquired from International Finance Corporation and IFC GIF Investment Company I an approximate 19.4% stake in Azure Power Global Limited (NYSE: AZRE) for a total consideration of approximately US$219m (the “Transaction”).

In connection with the Transaction, the board of directors of Azure Power Global Limited (the “Azure Board”) executed a board resolution (the “Azure Board Resolution”) approving, among other things, (i) the appointment of one (1) person nominated by OMERS Infrastructure Asia, as a non-voting observer (the “Azure Board Observer”), effective as of the closing of the Transaction, to attend meetings of the Azure Board and any committee thereof, and (ii) the appointment of one (1) person within the six (6)-month period after the closing of the Transaction, nominated by OMERS Infrastructure Asia, as a member of the Azure Board, provided that the Azure Board Observer be removed from the Azure Board immediately after the appointment of such member of the Azure Board.  The board of directors of Azure India Private Limited (“AZI”), a subsidiary of Azure Power Global Limited, executed a similar board resolution regarding the same for AZI.

Prateek Maheshwari has been appointed as the non-voting observer for both the Azure Board and the board of directors of AZI in accordance with the resolutions.

About OMERS and OMERS Infrastructure:

OMERS Infrastructure manages investments globally in infrastructure on behalf of OMERS, the defined benefit pension plan for municipal employees in the Province of Ontario, Canada. Investments are aimed at steady returns to help deliver sustainable, affordable and meaningful pensions to OMERS members.

OMERS diversified portfolio of large-scale infrastructure assets exhibits stability and strong cash flows, in sectors including energy, digital services, transportation and government-regulated services. OMERS teams work in Toronto, London, New York, Amsterdam, Luxembourg, Singapore, Sydney and other major cities across North America and Europe – serving members and employers, and originating and managing a diversified portfolio of high-quality investments in public markets, private equity, infrastructure and real estate. OMERS is one of Canada's largest defined benefit pension funds, with net assets of C$105 billion.

About Azure Power

Azure Power (NYSE:AZRE) is a leading independent renewable power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale renewable projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost renewable power solutions to customers throughout India.

For more information:

Investor Contact

Vikas Bansal

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com